SECUR 05037732 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
Hours per response	.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lincoln Partners L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 185 SECTION

200 West Madison Street
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

L. James Lawson, III — 312-580-8326 **(Area Code - Telephone No.)**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, L. James Lawson, III, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Lincoln Partners L.L.C., as of December 31, 2004, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 17 day of February 2005

OFFICIAL SEAL
NOELLE MIRELES
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 4-2-2007

Noelle Mireles
Notary Public

L. James Lawson III
Signature

Managing Director
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Lincoln Partners L.L.C.

Statement of Financial Condition

December 31, 2004

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Lincoln Partners L.L.C.
Table of Contents
December 31, 2004

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
Lincoln Partners L.L.C.

We have audited the accompanying statement of financial condition of Lincoln Partners L.L.C. as of December 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lincoln Partners L.L.C. as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
January 21, 2005

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Lincoln Partners L.L.C.
Statement of Financial Condition
December 31, 2004

Assets

Cash and equivalent	$ 7,324,059
Certificate of deposit	63,500
Accounts receivable (net of allowance for doubtful accounts of $195,475)	1,098,943
Unbilled client disbursements receivable	87,095
Prepaid expenses	118,370
Due from related party	660,676
Investments	32,553
Furniture, equipment and leasehold improvements, net	154,347
Other assets	41,560
Total assets	$ 9,581,103

Liabilities and Members' Equity

Liabilities	
Accrued bonuses and other expenses	$ 567,286
Accrued profit sharing contribution	414,251
Deferred rent liability	103,399
Total liabilities	1,084,936
Members' equity	8,496,167
Total liabilities and members' equity	$ 9,581,103

See accompanying notes.

Note 1 Nature of Activities and Significant Accounting Policies

Lincoln Partners L.L.C. (Company) (an Illinois limited liability company), which operates from leased office space in Chicago, is in the business of investment banking and providing merger and acquisition and private capital raising advisory services related to middle market businesses worldwide. The Company will continue operations until 2036 unless earlier terminated and dissolved in accordance with the provisions of the limited liability company agreement. The Company is registered with the National Association of Securities Dealers, Inc. as a broker-dealer in securities.

The Company considers all highly liquid debt instruments acquired with a maturity of three months or less to be cash equivalents. Cash and equivalent include money market funds.

The Company grants trade credit to its clients located worldwide. Receivables are valued at management's estimate of the amount that will ultimately be collected. The allowance for doubtful accounts is based on specific identification of uncollectible accounts and the Company's historical collection experience.

Investments are recorded at fair value, as determined by management.

Depreciation is being computed under an accelerated method over the estimated useful lives of the assets as follows:

Software	3 years
Computer equipment	5 years
Other equipment	5 Years
Furniture	7 years
Leasehold improvements	Lease term

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions affecting the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Operating Agreement

The majority members of the Company are Robert Bruce Barr and Lawrence James Lawson, III, each of whom serve as managers of the Company.

Allocations of income and losses are made in accordance with the operating agreement.

Allocation of income and losses to the members will be as follows:

(i) to cover the annual draw of each of the members, (ii) on a discretionary basis as determined by the managers, and (iii) based on and designated as a return on capital.

Note 3 Furniture, Equipment and Leasehold Improvements

At December 31, 2004, furniture, equipment and leasehold improvements consist of:

Furniture and equipment	$ 628,854
Leasehold improvements	128,417
	757,271
Accumulated depreciation and amortization	602,924
	$ 154,347

Note 4 Commitments

The Company currently subleases office space under a sublease agreement entered into during 2002, which expires in 2005. In December 2004, the Company entered into a lease agreement for new office space beginning July 1, 2005 and expiring December 31, 2015.

In addition, the Company has an operating lease on its previously occupied space which is subleased to a third party under a sublease agreement. Both the operating lease and sublease agreement expire in 2006. In connection with the original lease, the Company has delivered an irrevocable standby letter of credit to the primary landlord in the amount of $45,000. The letter of credit is collateralized by the Company's certificate of deposit which bears interest at 1.6 percent, and matures on November 30, 2005.

Future minimum annual rentals required under the sublease and lease agreements, excluding additional payments for certain operating, tax and maintenance costs, are approximately as follows:

2005	$ 509,000
2006	478,000
2007	375,000
2008	386,000
2009	398,000
Thereafter	2,649,000
	$ 4,795,000

The Company has recorded a liability for the additional occupancy costs on its previously occupied space, which is being amortized over the term of the lease.

Future approximate minimum rentals to be received on the sublease, excluding additional receipts for certain operating, tax and maintenance costs, are as follows:

2005	$ 197,000
2006	149,000
	$ 346,000

Note 5 Employee Benefit Plan

The Company maintains a qualified profit-sharing and 401(k) plan for the benefit of all employees who have attained age 18 and have completed six months of service. Any employer match of participants' contributions is discretionary and is only for eligible employees who have worked 1,000 hours during the year.

Note 6 Income Taxes

The Company is not subject to income taxes because its income and losses are includable in the tax returns of its members.

Note 7 Concentration of Credit Risk

The Company maintains deposits at financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and management believes the Company is not exposed to any significant credit risks.

Note 8 Related-Party Transactions

Certain members of the Company are affiliated with Riverlake Partners L.L.C. (Riverlake), a private equity fund, which refers business to the Company. Riverlake reimburses the Company for expenses paid and services performed on its behalf, of which $660,676 is included in due from related party at December 31, 2004. Subsequent to year-end, the Company collected the receivable in full from Riverlake.

Note 9 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2004, the Company had net capital and net capital requirements of $6,099,216 and $72,329, respectively. The net capital rule may effectively restrict the payment of cash dividends and the redemption of stock.

Note 10 Subsequent Event

In January 2005, the Company made cash distributions to certain members totaling $3,007,000 that originated from 2004 earnings.